Med-X, Inc.

8236 Remmet Avenue

Canoga Park, California 91304

Telephone: (818) 349-2870

April 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Med-X, Inc. Request for Withdrawal of Registration Statement on Form S-1 most recently filed on February 9, 2024 (File No. 333-267325)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Med-X, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-267325), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was most recently filed with the SEC on February 9, 2024.

The Registrant is requesting the Commission to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email, to Arthur Marcus, Esq., of Sichenzia Ross Ference Carmel LLP, at amarcus@srfc.law.

In accordance with Rule 457(p) under the Securities Act, the Registrant also respectively requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Should you have any questions, please contact counsel to the Registrant, Arthur Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

/s/ Matthew Mills
Matthew Mills
Chief Executive Officer